Exhibit 99.1

Goldcorp Completes Sale of Camino Rojo Oxide Project

VANCOUVER, Nov. 7, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp") is pleased to announce the completion of the previously announced sale of its interest in the Camino Rojo oxide project, located in Zacatecas, Mexico to Orla Mining Limited ("Orla"). The closing follows receipt of Mexican anti-trust approval and the satisfaction of closing conditions customary in a transaction of this nature.

Pursuant to an asset purchase agreement entered into between Goldcorp and Orla (the "Transaction"), Goldcorp indirectly acquired 31,860,141 common shares of Orla ("Orla Shares"), which represents approximately 19.88% of the issued and outstanding Orla Shares immediately following the closing of the Transaction. Goldcorp did not own or control any Orla Shares prior to the completion of the Transaction. The Orla Shares are currently being held by Goldcorp for investment purposes. Goldcorp may, from time to time, and subject to the terms of an investor rights agreement with Orla, acquire additional securities, dispose of some or all of the existing or additional securities or may continue to hold the securities of Orla. An early warning report will be filed under Orla's issuer profile on SEDAR at www.sedar.com. To obtain a copy of the early warning report, please contact Randall Chatwin, Vice President, Assistant General Counsel at telephone number: 604-696-3000. Goldcorp's head office is located at Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/November2017/07/c4739.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT, Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 17:30e 07-NOV-17